UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________________________
Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

__________________________________________

Carvana Co.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

146869102
(CUSIP Number)
February 1, 2022
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Ernest C. Garcia, III
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 4,342,627 shares (a)
	6.	Shared Voting Power 23,886,021 shares (b)
	7.	Sole Dispositive Power 4,342,627 shares (a)
	8.	Shared Dispositive Power 23,886,021 shares (b)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,228,648 shares (See Item 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 32.98% (c) (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

(a)     Includes 3,664,526 shares of Class A Common Stock that are issuable in exchange for Class A common units in Carvana Group, LLC (“Class A Units”), 83,444 shares of Class A Common Stock issuable upon the exercise of options, including those that will have vested within 60 days of February 1, 2022, and 2,312 shares of Class A Common Stock issuable upon vesting and settlement of restricted stock units that will have vested within 60 days of February 1, 2022, inclusive of shares to be withheld for tax purposes.

(b)     Includes (i) 11,834,021 shares of Class A Common Stock issuable in exchange for Class A Units held directly by the Ernest Irrevocable 2004 Trust III (the “Irrevocable Trust”) and (ii) 11,952,000 shares of Class A Common Stock issuable in exchange for Class A Units and 100,000 shares of Class A Common Stock held directly by the Ernest C. Garcia III Multi-Generational Trust III (the “Multi-Generational Trust,” together with the Irrevocable Trust, the “Trusts”). The Reporting Person is the Co-Administrative Trustee and Co-Investment Trustee of the Trusts and therefore shares voting and dispositive power over the shares of Class A Common Stock issuable upon exchange of the Class A Units held directly by the Trusts and the 100,000 shares of Class A Common Stock held directly by the Multi-Generational Trust.
(c)    The percentage is calculated using 85,587,265 shares of the Issuer’s Class A Common Stock outstanding as of November 1, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission (the “SEC”) on November 4, 2021.

Item 1(a)	Name of Issuer:
Carvana Co.
Item 1(b)	Address of Issuer’s Principal Executive Offices:
1930 W. Rio Salado Parkway Tempe, Arizona 85281.
Item 2(a)	Name of Person Filing:
This Schedule 13G is filed by Ernest C. Garcia, III (the “Reporting Person”). The Reporting Person is a citizen of the United States of America.
Item 2(b)	Address of Principal Business Office or, if none, Residence:
The principal business address of the Reporting Person is as follows: c/o Carvana Co. 1930 W. Rio Salado Parkway Tempe, Arizona 85281
Item 2(c)	Citizenship:
See response to Item 4 of the cover page and Item 2(a) above.
Item 2(d)	Title of Class of Securities:
Class A common stock, par value $0.001 per share (“Class A Common Stock”)
Item 2(e)	CUSIP Number:
146869102

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)☐ Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).
Not applicable.

Item 4
Ownership:
(a)Amount beneficially owned as of the date hereof:
See response to Item 9 on the cover page.
Pursuant to the Fifth Amended and Restated Limited Liability Company Agreement of Carvana Group, LLC and an Exchange Agreement that the holders of Class A Units entered into with the Issuer, the Reporting Person is entitled from time to time at his option to exchange Class A Units (together with shares of his Class B common stock), for shares of Class A Common Stock on a five-to-four basis (or, at the Issuer’s discretion, for cash).
This Amendment No. 5 reports, as detailed on the cover page and in this Item 4, an increase in the shares of Class A Common Stock of the Issuer that have been beneficially owned by the Reporting Person because of his influence into the management of the Multi-Generational Trust and whose role as Co-Administrative Trustee and Co-Investment Trustee of such Multi-Generational Trust was recently formalized on February 1, 2022.
The Reporting Person beneficially owns (i) 692,345 shares of Class A Common Stock, 100,000 of which are shares of Class A Common Stock held directly by the Multi-Generational Trust, (ii) 27,450,547 shares of Class A Common Stock issuable upon exchange of Class A Units, 23,786,021 of which are issuable upon exchange of Class A Units held directly by the Trusts, (iii) 83,444 shares of Class A Common Stock issuable upon the exercise of options, including those that will have vested within 60 days of February 1, 2022, and (iv) 2,312 shares of Class A Common Stock issuable upon the vesting and settlement of restricted stock units that will have vested within 60 days of February 1, 2022, inclusive of shares to be withheld for tax purposes. The Reporting Person is the Co-Administrative Trustee and Co-Investment Trustee of the Trusts and therefore shares voting and dispositive power with respect to the securities held directly by the Trusts.

(b) Percent of class: See response to Item 11 on the cover page.

(c) Number of shares as to which such person has:

i.sole power to vote or to direct the vote: See responses to Item 5 on the cover page and Item 4(a) above.

ii.shared power to vote or to direct the vote: See responses to Item 6 on the cover page and Item 4(a) above.

iii.sole power to dispose or to direct the disposition of: See responses to Item 7 on the cover page and Item 4(a) above

iv.shared power to dispose or to direct the disposition of: See responses to Item 8 on the cover page and Item 4(a) above.

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable.
Item 6	Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.
Item 8	Identification and Classification of Members of the Group:
Not Applicable.
Item 9	Notice of Dissolution of Group:
Not Applicable.
Item 10	Certification:
Not Applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 11, 2022

By: /s/ Ernest C. Garcia, III
Name: Ernest C. Garcia, III